Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 13 DATED OCTOBER 3, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Dismissal of Independent Accounting Firm
•	Appointment of Independent Accounting Firm

Dismissal of Independent Accounting Firm

On September 26, 2017, our Manager, Fundrise Advisors, LLC, determined that it is in the best interests of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) to appoint RSM US LLP (“RSM”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2017. In connection with its selection of RSM, our Manager decided to dismiss the Company’s former independent accounting firm, Aronson LLC (“Aronson”).

Aronson’s audit reports on the Company’s financial statements for the fiscal year ended December 31, 2016 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2016 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Aronson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Aronson’s satisfaction, would have caused Aronson to make reference to the matter in their report. During the fiscal year ended December 31, 2016 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Aronson with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether Aronson agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of Aronson’s letter, dated October 3, 2017, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

Appointment of Independent Accounting Firm

On September 26, 2017, the Manager approved and engaged RSM as the Company’s new independent accounting firm. During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of engaging RSM, neither the Company nor anyone acting on its behalf has consulted with RSM regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that RSM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).